UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

almacenes Éxito S.A.

(Name of Issuer)

Common Shares, Par Value COP 3.33 Per Share

American Depositary Shares, Each Representing 8

Common Shares (the “ADSs”)

(Title of Class of Securities)

02028M1051

(CUSIP Number)

Cama Commercial Group, Corp.
c/o Clarendon Worldwide S.A.

Prolongación 59 Avenida Sur,
between Avenida Olímpica and Calle El Progreso, #2934
San Salvador, El Salvador 06015

Attn: Carlos Calleja and Gabriel Navarrete

Tel: + 503 7871 - 3354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Nicholas E. Rodriguez
Sey-Hyo Lee

Justin F. Hoffman
Winston & Strawn LLP
200 S Biscayne Blvd, Miami, FL 33131

(305) 910-0500

January 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[1]	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, because such shares are not traded in the United States.

CUSIP No. 02028M105	Page 2 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cama Commercial Group, Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,127,117,641[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,127,117,641[2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,117,641[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.84%[3]
14	TYPE OF REPORTING PERSON CO

[2]	Consists of 849,267,904 common shares underlying 106,158,488 ADSs and 277,849,737 common shares.
[3]	Based on 1,297,864,359 common shares issued and outstanding as of November 30, 2023, according to the Company’s Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on December 20, 2023.

CUSIP No. 02028M105	Page 3 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Clarendon Worldwide S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,117,641[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,117,641[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,117,641[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.84%[3]
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02028M105	Page 4 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fundación El Salvador del Mundo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,117,641[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,117,641[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,117,641[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.84%[3]
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02028M105	Page 5 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Avelan Enterprise Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,117,641[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,117,641[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,117,641[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.84%[3]
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02028M105	Page 6 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Francisco Javier Calleja Malaina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION El Salvador

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,117,641[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,117,641[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,117,641[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.84%[3]
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02028M105	Page 7 of 15

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares, par value COP 3.33 per share (the “Common Shares”), of Almacenes Éxito S.A., a Colombian corporation (Sociedad anónima) (the “Company”), including Common Shares underlying American Depositary Shares, each representing eight Common Shares (“ADSs”). The Company’s principal executive office is located at Carrera 48 No. 32B South – 139, Avenida Las Vegas, Envigado, Colombia.

Item 2. Identity and Background.

(a) - (c) This Schedule 13D is being filed jointly, pursuant to a joint filing agreement by Cama Commercial Group, Corp., a Panamanian corporation, Clarendon Worldwide S.A., a Panamanian corporation, Fundación El Salvador del Mundo, a Panamanian private interest foundation (fundación de interés privado), Avelan Enterprise Ltd., a British Virgin Islands limited company, and Francisco Javier Calleja Malaina, a citizen of El Salvador (each, a “Reporting Person” and collectively, the “Reporting Persons”). Each Reporting Person’s principal executive office is located at Prolongación 59 Avenida Sur, between Avenida Olímpica and Calle El Progreso, #2934, San Salvador, El Salvador 06015.

Cama Commercial Group, Corp. (“Purchaser”) is wholly-owned by Clarendon Worldwide S.A. (“Clarendon”), and was formed to serve as the acquisition vehicle for the Offers (as defined below). All of Clarendon’s issued and outstanding shares are held by Fundación El Salvador del Mundo (the “Foundation”). The board of the Foundation has a sole member, Avelan Enterprise Ltd. (“Avelan”), which is an entity wholly owned by Francisco Javier Calleja Malaina. Mr. Calleja is the sole beneficiary of, and controls, the Foundation. Mr. Calleja also controls Grupo Calleja (“Grupo Calleja”).

Attached as Schedule A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of each Reporting Person.

(d) During the last five years, no Reporting Person has, and to the knowledge of each Reporting Person, no person listed on Schedule A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has, and to the knowledge of each Reporting Person, no person listed on Schedule A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A for the citizenship of each director and executive officer of each Reporting Person.

CUSIP No. 02028M105	Page 8 of 15

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of consideration for the U.S. Offer (as defined in Item 4 below), excluding fees and expenses related to the Offers, was US$768.8 million. The Purchaser utilized cash provided from cash-collateralized bank financing available to the Reporting Persons and/or their affiliates, working capital from existing equity contributions and proceeds of a US$700.0 million loan facility (the “Syndicated Term Loan Contract”).

Item 4. Purpose of Transaction.

(a) - (b)

On December 18, 2023, the Reporting Persons filed a Schedule TO with the SEC (“the Schedule TO”), which included an Offer to Purchase, and commenced a tender offer pursuant to Rule 14d-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) to purchase all of the outstanding Common Shares held by U.S. resident holders (the “U.S. Holders”) and all outstanding Common Shares represented by American Depositary Shares (whether held or not by U.S. Persons) (the “U.S. Offer”). The price for the U.S. Offer was US$0.9053 per Common Share, payable in the U.S. Offer in U.S. dollars or the Colombian peso equivalent and US$7.2427 per ADS payable only in U.S. dollars. The U.S. Offer was made in conjunction with an offer by Cama Commercial Group, Corp. in Colombia directed to holders of Common Stock and Brazilian Depositary Receipts, each representing four Common Shares (“BDRs”), but not to holders of ADSs (the “Colombian Offer” and, together with the U.S. Offer, the “Offers”). The U.S. Offer conditioned the acceptance of and payment for Common Shares and ADSs validly tendered (and not withdrawn) pursuant to the Offers on at least 51% of the Company’s Common Shares outstanding (determined on a fully-diluted basis) being validly tendered and not withdrawn.

On January 24, 2024, the Reporting Persons consummated the Offers.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 in the instructions of this Schedule. The Reporting Persons may in the future acquire Common Shares or other securities of the Company from the Company, in the open market, in privately-negotiated purchases or otherwise and may also depend on the-current circumstances, dispose of all or a portion of the Common Shares (including Common Shares represented by ADSs) owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Company. The Reporting Persons reserve the right to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in the paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons. The Reporting Persons will undertake a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under the Exchange Act and the delisting of its securities from a registered national securities exchange and/or any non-U.S. exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offers. The Reporting Persons intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential. The Reporting Persons expressly reserve the right to make any changes deemed appropriate in light of such evaluation and review or in light of future developments. Specifically, they may evaluate the feasibility or possibility of making investments or divestments in business lines, selling assets, or forming strategic alliances for the development of the Company’s business. Any such transactions would be subject to the required corporate and governmental approvals under applicable current legislation. Similarly, the Reporting Persons may evaluate the feasibility or possibility of making changes to the Company’s bylaws, to align with strategic goals, and subject to applicable corporate approvals.

CUSIP No. 02028M105	Page 9 of 15

(c) Not applicable.

(d) The Reporting Persons have the ability to control the board of directors of the Company through their ownership of at least 51% of the Common Shares. The Reporting Persons plans to fill vacancies left by any resigning directors previously appointed by Helicco Participações Ltda., Companhia Brasileira De Distribuição, and GPA 2 Empreendimentos E Participações Ltda. (collectively, the “Selling Shareholders”).

(e) Not applicable.

(f) Upon consummation of the Offers, the Company became a subsidiary of Purchaser and an indirect subsidiary of Clarendon, indirectly controlled by Mr. Calleja.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) – (i) of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company’s Schedule 14D-9 filed with the SEC on December 20, 2023, as of November 30, 2023, the Company had 1,297,864,359 Common Shares outstanding.

(b) As described in this Schedule 13D, each of the Reporting Persons (other than the Purchaser) may be deemed to have shared voting and shared dispositive power over an aggregate of 1,127,117,641 Common Shares of the Company beneficially owned by the Purchaser as a result of the Purchaser’s consummation of the Offers described herein. The responses of each Reporting Person to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.

(c) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 13, 2023, the Reporting Persons entered into a OPA Pre-Agreement with the Selling Shareholders to acquire approximately 47% of the Common Shares (including certain Common Shares represented by ADSs and BDRs), and to conduct the Offers to acquire up to 100% of the outstanding Common Shares.

CUSIP No. 02028M105	Page 10 of 15

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated January 26, 2024

Exhibit 2	Power of Attorney for Avelan Enterprise Ltd

Exhibit 3	Power of Attorney for Cama Commercial Group, Corp.

Exhibit 4	Power of Attorney for Clarendon Worldwide S.A.

Exhibit 5	Power of Attorney for Francisco Javier Calleja Malaina

Exhibit 6	Power of Attorney for Fundación El Salvador del Mundo

Exhibit 7	Syndicated Term Loan Contract (incorporated herein by reference in Item 3 to Exhibit (b)(1) on Schedule TO Amendment No. 4 filed by the Reporting Persons on January 19, 2024)

Exhibit 8	OPA Pre-Agreement, dated October 13, 2023 (English Translation) (incorporated by reference to Exhibit 99.1 to the Form 6-K of Almacenes Éxito S.A. furnished to the Securities and Exchange Commission on November 13, 2023).

CUSIP No. 02028M105	Page 11 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2024

CAMA COMMERCIAL GROUP, CORP.

By:	/s/ Nicholas Rodriguez
Name:	Nicholas Rodriguez
Title:	Attorney-in-Fact for Francisco Javier Calleja Malaina, President

CLARENDON WORLDWIDE S.A.

By:	/s/ Nicholas Rodriguez
Name:	Nicholas Rodriguez
Title:	Attorney-in-Fact for Francisco Javier Calleja Malaina, President

FUNDACION EL SALVADOR DEL MUNDO

By:	/s/ Nicholas Rodriguez
Name:	Nicholas Rodriguez
Title:	Attorney-in-Fact for Francisco Javier Calleja Malaina, Member

AVELAN ENTERPRISE LTD.

By:	/s/ Nicholas Rodriguez
Name:	Nicholas Rodriguez
Title:	Attorney-in-Fact for Francisco Javier Calleja Malaina, Director

Francisco Javier Calleja Malaina

By:	/s/ Nicholas Rodriguez
Name:	Nicholas Rodriguez
Title:	Attorney-in-Fact for Francisco Javier Calleja Malaina, President

CUSIP No. 02028M105	Page 12 of 15

Schedule A

Executive Officers and Directors of the Reporting Persons

Cama Commercial Group, Corp.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Cama Commercial Group, Corp. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Cama Commercial Group, Corp., Prolongación 59 Avenida Sur, between Avenida Olímpica and Calle El Progreso, #2934, San Salvador, El Salvador.

Name	Present Principal Occupation or Employment; Citizenship
Avelan Enterprise Ltd. (Director/President)	Special purpose entity formed to act as director and officer for entities of Grupo Calleja; British Virgin Islands

Foresdale Assets Ltd. (Director/Secretary)	Special purpose entity formed to act as director and officer for entities of Grupo Calleja; British Virgin Islands

Luis Alberto Rodríguez (Director/Treasurer)	Nominee representative service provider, pensioner; Panama

CUSIP No. 02028M105	Page 13 of 15

Clarendon Worldwide S.A.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Clarendon Worldwide S.A. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Clarendon Worldwide S.A., Prolongación 59 Avenida Sur, between Avenida Olímpica and Calle El Progreso, #2934, San Salvador, El Salvador.

Name	Present Principal Occupation or Employment; Citizenship
Avelan Enterprise Ltd. (Director/President)	Special purpose entity formed to act as director and officer for entities of Grupo Calleja; British Virgin Islands

Foresdale Assets Ltd. (Director/Secretary)	Special purpose entity formed to act as director and officer for entities of Grupo Calleja; British Virgin Islands

Luis Alberto Rodríguez (Director/Treasurer)	Nominee representative service provider, pensioner; Panama

CUSIP No. 02028M105	Page 14 of 15

Fundación El Salvador del Mundo

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Fundación El Salvador del Mundo. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Fundación El Salvador del Mundo, Prolongación 59 Avenida Sur, between Avenida Olímpica and Calle El Progreso, #2934, San Salvador, El Salvador.

Name	Present Principal Occupation or Employment; Citizenship
Foundation Services S.A. (Founder)	Corporate services provider; Panama

Avelan Enterprise Ltd. (Member)	Special purpose entity formed to act as director and officer for entities of Grupo Calleja; British Virgin Islands

Francisco Javier Calleja Malaina (Protector)	President of Grupo Calleja; El Salvador

CUSIP No. 02028M105	Page 15 of 15

Avelan Enterprise Ltd.

The following table sets forth the name, business address and present principal occupation or employment of each member of Avelan Enterprise Ltd. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Avelan Enterprise Ltd., Prolongación 59 Avenida Sur, between Avenida Olímpica and Calle El Progreso, #2934, San Salvador, El Salvador.

Name	Present Principal Occupation or Employment; Citizenship
Francisco Javier Calleja Malaina (Director)	President of Grupo Calleja; El Salvador